Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan 52506
ISRAEL
Tel: 972-3-753-9888

January 12, 2012
By Fax and Edgar
Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax: 202-772-9349

Re: Solarflex Corp.
Registration Statement on Form S-1 - Amendment No. 4
File No. 333-168068
Originally Filed January 3  2012

Dear Mr. Mancuso:

Solarflex Corp. (“Solarflex”) acknowledges receipt of the letter dated January 9 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 A#5  (the "Fifth  Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.
We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.
We acknowledge that Solarflex is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Our Company, page 5

1. We note your response to prior comment 1 that you believe the inclusion of projected efficiency improvement and cost savings of a potential product is appropriate in your prospectus because the projections are based on assumptions of management who has “extensive and unique experience in the technology and software development industry.”  However, given your disclosure on page 11 that management has no experience in operating a company that sells solar photovoltaic elements and on page 13 that you did not conduct due diligence regarding what is involved in designing and patenting the technology that underlies the patent application, it remains unclear why you believe the inclusion of these projections is appropriate. Please advise or revise accordingly.

Response

In assessing the potential investment, the potential investor should factor in both 1) the potential benefits of a device, product or technology, 2) the skills of those who are seeking the investment, and 3) the potential loss factor if the company is not able to successfully develop, manufacture, and bring to market a final product based on the technology which involves the actual production of the Patent Pending Product, and extensive management managerial and marketing skills. We have therefore addressed in the prospectus all of the above factors. The potential benefits of the technology after reviewing the Patent Pending Technology by the skilled management team from their extensive and unique experience in the technology and software development industry. Risk factor 13 has been revised to better explain that they may not have the full necessary managerial  experience in the actual direct running  and overseeing of a Company that sells such related Products  which requires extensive managerial and marketing skills  and therefore creates a risk factor that may limit the ability to successfully market the technology.  Risk Factor 21 has been revised to better addresse the fact that they did not  yet  design and develop the current Patent Pending Technology and  therefore cannot assure the investor that a guaranteed working Product we will be able to be  developed.

We have amended slightly risk factor # 13 and #21 in order to adhere to the above assertions

Executive Compensation, page 28

2. Please update this section to provide disclosure pursuant to Regulation S-K Item 402 for the most recently completed fiscal year ended December 31, 2011.

Response

We have explicitly stated that no compensation has been paid for in any of the year’s 2010, 2011, and 2012

Financial Statements, page F-1

3. In light of the fact that you are presenting interim financial information as of and for the three and nine months ended September 30, 2011 and for the period from inception to September 30, 2011, please explain to us why you continue to include your financial statements as of March 31, 2011. Alternatively, amend the filing to remove the March 31, 2011 financial statements. In this regard however, please note that the filing must continue to include the audited financial statements as of and for the period ended December 31, 2010, including the audit report thereon.

Response

The March 31 2010 set of Financial Statements has been removed accordingly and the annual set of Financial Statements for the year ending December 31 2010 in addition to the current set of  interim set of Financial Statements for the nine months ended September 30 2011 have been provided for .

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact at Tel: 1-800-878-5756.

Sincerely,
Sergei Rogov, President
Solarflex Corp.